

April 7, 2011

Dwight L. Merriman
Chief Executive Officer
Industrial Income Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> **Re:** **Industrial Income Trust Inc.**
> **Post-Effective Amendment No. 4 to Form S-11**
> **Filed April 4, 2011**
> **File No. 333-159445**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 333-159445**

Dear Mr. Merriman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide disclosure about the relationship between the offering price and your net tangible book value per shares as of December 31, 2010. Refer to Item 506 of Regulation S-K.

Investments in Real Properties, Real Estate Securities and Debt Related Investments, page 73

2.   We note that you disclose the average effective annual gross rent per leased square foot for your properties. Based on the definition provided, it does not appear that such disclosure takes into account tenant concessions. To the extent tenant concessions, such

as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations. This comment also applies to your disclosure regarding annualized base rents on page 61.

How We Measure Our Performance, page 131

3.   We note your disclosure on page 13 that your "long-term goal is to cover the payment of quarterly distributions to investors entirely with [y]our company-defined funds from operations." However, we also note that you appear to be presenting company-defined FFO as a historical operating measure. Please tell us why you believe company-defined FFO, which excludes acquisition costs and impairments, is an appropriate measure of your historical operating performance given that a key aspect of your business strategy is to acquire additional properties and to hold properties for investment.

Distributions, page 136

4.   Please disclose your cumulative earnings (or FFO) and cumulative distributions since inception.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Judith D. Fryer, Esq.
    Alice L. Connaughton, Esq.
    Via facsimile (212) 801-6400